August 30, 2019

Bradley Dodson
Chief Executive Officer
Civeo Corp
Three Allen Center
333 Clay Street
Suite 4980
Houston, TX 77002

       Re: Civeo Corp
           Form S-3
           Filed August 23, 2019
           File No. 333-233444

Dear Mr. Dodson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities
cc:    Tull R. Florey, Esq.